EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET REPORTS NOVEMBER 2003 PERFORMANCE

HOUSTON, Dec. 1, 2003 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in November 2003 for its Continental Express operating fleet.

During the month, ExpressJet flew 523.6 million revenue passenger miles (RPMs), up 51.7 percent versus November 2002, and increased available seat miles (ASMs) 36.4 percent compared with November 2002. ExpressJet's November load factor was 70.2 percent, a 7.1 point improvement over 2002 and a record for the month of November. The company flew 51,800 block hours, compared with 40,457 block hours in November 2002, and operated 29,416 flights, versus 26,070 flights in November 2002.

Also in November, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 98.2 percent. In November 2002, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 99.5 percent.

During the month, ExpressJet accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 222 jets. In addition, ExpressJet announced it plans to add Continental Express service from Cleveland Hopkins International Airport to Northwest Arkansas Regional Airport (XNA) beginning April 2004.

ExpressJet Airlines, *Air Transport World's* 2003 Regional Airline of the Year, operates as Continental Express, the regional jet affiliate of Continental Airlines. With service to 127 destinations in the United States, Canada, Mexico and the Caribbean, Continental Express operates all of Continental's regional jet service from its hubs in Houston, New York and Cleveland. Continental Express offers customers efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines. ExpressJet Airlines, which employs more than 6,000 people, is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

NOVEMBER	2003	2002	Change
Revenue Passenger Miles (000)	523,581	345,180	51.7 Percent
Available Seat Miles (000)	745,618	546,736	36.4 Percent
Passenger Load Factor	70.2 Percent	63.1 Percent	7.1 Points
Block Hours	51,800	40,457	28.0 Percent
Departures	29,416	26,070	12.8 Percent

YEAR-TO-DATE	2003	2002	Change
Revenue Passenger Miles (000)	5,214,054	3,567,616	46.1 Percent
Available Seat Miles (000)	7,638,600	5,650,390	35.2 Percent
Passenger Load Factor	68.3 Percent	63.1 Percent	5.2 Points
Block Hours	538,483	452,431	19.0 Percent
Departures	322,666	288,281	11.9 Percent

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